

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

MAIL STOP 3561

November 24, 2009

Mr. Frank Drohan, CEO
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

   Re: **Omagine, Inc.**
       Schedule Pre14A
       Filed on September 30, 2009
       File No. 0-16419

Dear Mr. Drohan:

   We have completed our review of your Schedule Pre14A and have no further comments at this time.

          Sincerely,

          John Reynolds
          Assistant Director

cc: Michael Ference, Esq.
    Fax: (212) 930-9725